Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 12, 2015
  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oren Bryan and Shiran Gazit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, January 9, 2015, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, on Thursday, February 12, 2015 at 5:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal described below, this Proxy will be voted FOR each proposal and in such manner as the holder of the Proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ENZYMOTEC LTD.

FEBRUARY 12, 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of proposal 3 and wish to vote “For” or “Against” proposal 3, you should not fill out this proxy card with respect to proposal 3 but should instead contact Shiran Gazit, the Company’s General Counsel, at + 972 74 717 7177 or (Fax; +972 74 717 7001), who will advise you as to how to submit your vote for proposal 3.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in proposal 3, you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.
		FOR	AGAINST	ABSTAIN
	1(a). To elect Mr. Holger Liepmann as a Class I director of the Company for a term expiring at our annual general meeting to be held in 2017.	☐	☐	☐
	1(b). To approve the annual and per meeting fees to Mr. Holger Liepmann for services as a director of the Company.	☐	☐	☐
	1(c). To approve the grant of options and the grant of RSUs to Mr. Liepmann.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
	2(a). To approve amendments to the terms of remuneration provided to Mr. Nir Belzer for his service as a director of the Company.	☐	☐	☐
	2(b). To approve amendments to the terms of remuneration provided to Dr. Imanuel (Mani) Wasserman for his service as a director of the Company.	☐	☐	☐
	2(c). To approve amendments to the terms of remuneration provided to Mr. Yossi Peled for his service as a director of the Company.	☐	☐	☐
	2(d). To approve the grant of options to Mr. Nir Belzer.	☐	☐	☐
	2(e). To approve the grant of options to Dr. Imanuel (Mani) Wasserman.	☐	☐	☐
	2(f). To approve the grant of options to Mr. Yossi Peled.	☐	☐	☐
	2(g). To approve the grant of options to Prof. Dov Pekelman.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
	3. To approve the option grants and RSU grants to Dr. Ariel Katz, president and chief executive officer of the Company.	☐	☐	☐
By filling out and returning this proxy card with respect to proposal 3, the undersigned hereby confirms (whether voting "For" or "Against" proposal 3) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to proposal 3. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” proposal 3, you should not fill out your vote with respect to proposal 3 and should instead follow the "Directions" opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.